McCormick Capital Management, Inc.



March 31, 2009					[GRPHIC OMITTED]

What is "March Madness"?
A.  College basketball's annual tournament to crown a national champion
B.  The stupid, almost insane, wild gyrations that dominated the stock market
C.  None of the above

Dear Shareholders,

The envelopes were printed, stamped and a cartoon selected. I made a weak attempt at writing a letter last month but never completed the task. Mom always said "if you can't say anything nice, don't say anything at all".
Last month I had nothing nice to say as the economic news continued to deteriorate, accented by the greed at AIG and the Ponzi wannabe Bernard Madhoff.

But, just as you start to believe that it truly is the end of the economic world and markets will never recover, we see signs of hope. We know it is bad out there but remember the recession will end. It always does. The first sign that things are improving is that the stock market has started to recover.After being down over 20% for 2009, the S&P has recovered to being down "only" 10.7% for the first quarter. Our Elite stock Growth & Income Fund has done better being off by only 6.1%.

History tells us that stock prices typically bottom out in the middle of a recession. This is because stock prices "look ahead". They "see" a recovery before recovery actually arrives. This was true in the long recessions of 1973-75 and 1981-82. Our current recession has been dated by economist to havestarted 16 months ago. Because money is basically free to the banking industry, because money supply is increasing at an 18% annualized rate and because of the massive amount of money being spent both domestically and internationally I believe the recession has already hit bottom and could end before year end. Therefore, the recovery we have seen in stocks is also anticipating an end to the recession. We have now started the recovery process. It would be reasonable to expect that stocks will continue to recover as they rebound from depressed valuations and anticipate further improvement in the economy.

Income Fund/Bond Market
The thawing of the bond/credit market has continued. Again, with the aid of massive Government assistance the bond market, like the stock market, has started the healing process. Our Income Fund is up 1.7% for the first three months of 2009, compared to the average intermediate investment grade bond fund up .72%.

Please call with your questions or concerns.  I enjoy talking to each of you.







Warm Regards,					NAV Value as of 03/31/09:

/s/ Dick McCormick				Elite Income Fund - $9.17
						Growth & Income Fund - $8.28
Dick McCormick


PERFORMANCE DATA QUOTED REPRESENTS PAST PERFORMANCE. PAST PERFORMANCE DOES NOT QUARANTEE FUTURE RESULTS. INVESTMENT RETURNS AND PRINCIPAL VALUE CAN FLUCTUATE AND SHARES, WHEN REDEEMED, MAY BE WORTH MORE OR LESS THAN YOUR ORIGINAL COST. THE FUNDS 1, 5, AND 10 YEAR TOTAL RETURN INFORMATION IS AVAILABLE IN THE MOST RECENT PROSPECTUS DATED 2/1/07, WHICH YOU PREVIOUSLY RECEIVED OR IN INCLUDED WITH THIS LETTER.

FOR FURTHER INFORMATION ABOUT THE ELITE FUNDS, INCLUDING THE INVESTMENT POLICIES, OBJECTIVES, AND EXPENSES, PLEASE SEE THE CURRENT PROSPECTUS WHICH
MUST ACCOMPANY OR PRECEDE THIS LITERATURE.  READ IT CAREFULLY BEFORE YOU INVEST.

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     SEATTLE AREA:  (206) 624-5683  o  TOLL FREE:  (800) 423-1068  o  EMAIL:  MCMINFO@MCMELITE.COM  o  WWW.ELITEFUNDS.COM

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